

November 3, 2010

Via U.S. Mail and Facsimile to 561-314-4667

Darren Marks
Chief Executive Officer
DNA Brands, Inc.
506 NW 77th Street
Boca Raton, FL 33487

> **Re: DNA Brands, Inc.**
> **Current Report on Form 8-K**
> **As amended by Amendment No. 1**
> **Filed October 18, 2010**
> **File No. 000-53086**

Dear Mr. Marks:

We have reviewed your letter dated October 18, 2010, and we have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comments or any other aspect of our review.

Form 8-K/A filed on October 18, 2010

Outstanding Issues

1.   We note your response to comment four from our letter dated September 22, 2010. According to your Schedule 14f-1 filed on July 2, 2010 you had 21,049,400 shares of stock outstanding of which John Quam held 20,000,000 shares. Refer also to Section 3.3(a) of the Share Exchange Agreement filed as exhibit 10.1 to the Form 8-K filed on July 12, 2010. However, your disclosure under Item 2.01 states he agreed to voluntarily redeem all of his 19,274,400 common shares back to us. It appears you have inconsistently accounted for Mr. Quam's shares. Please explain, and give us a complete accounting of all of your share issuances and cancellations in connection with your acquisition.

2.   It also appears that your authorized capital stock consisted of 51,000,000 shares (50,000,000 of common stock and 1,000,000 shares of preferred stock) at the time of your acquisition on July 6, 2010. However, pursuant to exhibit 3.3 to the Form 8-K/A filed on October 18, 2010, you increased your authorized capital stock to 110,000,000 on July 7, 2010. Please explain how you complied with Rule 14c-2 of the Exchange Act. If you do not believe you complied with this rule, please revise your filing to explain any

Darren Marks
DNA Brands, Inc.
November 3, 2010
Page 2

potential liability to the company, directors, officers, etc. for non-compliance under state laws and federal securities laws.

3.   We note your response to comment three from our comment letter dated September 22, 2010. Determinations regarding shell company status are based on the specific facts and circumstances of a company at the time the determination is being made. Based on the information that you have disclosed with regard to the facts and circumstances surrounding your transaction, we continue to believe that it was a shell at that time. The most recent financial statements filed by the company prior to the transaction, those provided in the company's Form 10-Q for the fiscal quarter ended April 30, 2010, report that the company had only $350 in total assets and no revenues for the six months ended April 30, 2010. Further, with the spin-off of Fancy Face Promotions shortly before the transaction, and without retention of any of the management of the former business, it is unclear what business plan the company could have been pursuing when the transaction occurred. We also note, per your disclosure on page four of your Form 10-Q for the fiscal quarter ended July 31, 2010, that the transaction was accounted for as a reverse recapitalization. As a result, please carefully review the disclosure requirements in Items 2.01(f) and 5.01(a)(8) of Form 8-K and of Form 10 and revise your Form 8-K to provide all of the required information, including MD&A and executive compensation discussion and pro forma information showing the effects of the transaction on your balance sheet.

10. Convertible, subordinated debentures, net of discount, page F-14

4.   Please disclose the issuance date, maturity date, and conversion terms and ratios for all of your convertible notes.

11. Loans payable to officers, page F-15

5.   We note that loans payable to officers have no formal payments terms but have been classified as long term liabilities on your balance sheet. Particularly given the October 2009 and May 2010 settlements of a portion of these loans, please explain why they are not considered payable on demand and included within current liabilities.

Form 10-Q for the fiscal quarter ended July 31, 2010

General

6.   Please apply our comments on your Form 8-K/A to your Form 10-Q, as applicable.

Item 1. Financial Statements, page 1

7.   Based on the financial statements provided in your Form 10-Q, it appears that the company is retaining Famous Products fiscal year end of October 31, as opposed to transitioning to DNA Beverage Corporation's fiscal year end of December 31. If so,

please amend your filing to provide audited financial results for the company as of October 31, 2009. If not, please file a Form 8-K reporting the company's change in fiscal year end, and amend your Form 10-Q to provide financial statements and disclosures reflecting the appropriate fiscal period. Please note that all of the company's filings subsequent to its consummation of the reverse recapitalization transaction should reflect DNA Beverage Corporation as the predecessor entity, and successor to the company's reporting obligations.

3. Equity, page 14

8.   Please revise your disclosure to reconcile to your financial statements which report 10,000,000 authorized shares of preferred stock at $0.001 par value and 100,000,000 authorized shares of common stock at $0.001 par value. Also, please include discussion of any changes in your equity (i.e., changes in par value, number of shares authorized, etc.) as a result of the recapitalization, or otherwise.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Robert Bartelmes, Senior Financial Analyst, at 202-551-3354 with any other questions.

Sincerely,

for Larry Spirgel
Assistant Director